UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ClearOne, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

18506U104

(CUSIP Number)

Zeynep Hakimoglu

c/o ClearOne, Inc.

5225 Wiley Post Way, Suite 500

Salt Lake City, Utah

+1 (801) 975-7200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185060100

1.	Names of Reporting Person. Zeynep Hakimoglu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 781,042

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 781,042

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 781,042

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 4.7%*

14.	Type of Reporting Person (See Instructions): IN

 * Calculated based on 16,613,070 issued and outstanding shares of common stock as of December 4, 2018.

CUSIP No. 185060100

Item 1.   Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of ClearOne, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116.

Item 2.  Identity and Background

(a)          Name:

This statement is being filed by Zeynep Hakimoglu

(b)          Business address for Reporting Persons:

Ms. Hakimoglu’s address is c/o ClearOne, Inc. 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116

(c)          Ms. Hakimoglu is the President and Chief Executive Officer of the Company.

(d)          Ms. Hakimoglu was not, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          Ms. Hakimoglu was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)          Ms. Hakimoglu is a citizen of the United States.

 Item 3.  Source and Amount of Funds or Other Consideration

Zeynep Hakimoglu is the record owner of an aggregate of 781,042 shares of common stock which were purchased for an aggregate consideration of $2,174,117.83.  Ms. Hakimoglu used personal funds to acquire the shares.

Item 4.  Purpose of Transaction

Ms. Hakimoglu acquired the above reported shares of common stock based on her belief that the securities represent an attractive investment opportunity, and such purchases have been made in the ordinary course of business. Ms. Hakimoglu reserves the right to acquire or dispose of additional shares of the Company’s common stock, either in open market purchases or in private transactions.

Item 5.  Interest in Securities of the Company

(a)         Prior to the completion of the Company’s issuance and sale of 8,306,535 shares of common stock in a subscription rights offering on December 4, 2018 (the “Rights Offering”), Ms. Hakimoglu had acquired 480,6679 shares of the Company’s common stock representing 5.8% of the issued and outstanding shares of the Company’s common stock as of November 27, 2018. As of December 5, 2018, Ms. Hakimoglu beneficially owns, 781,042 shares of the Company’s common stock representing 4.7% of the issued and outstanding shares of the Company’s common stock as of December 5, 2018.

The percentage of beneficial ownership of Ms. Hakimoglu set forth in this Schedule 13D are based on 16,613,070 shares of issued and outstanding common stock as of December 4, 2018, as reported in the Company’s Current Report on Form 8-K as filed with the SEC on December 6, 2018.

(b)         Ms. Hakimoglu has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 781,042 shares of the Company’s common stock.

(c)

●     On November 13, 2018, Ms. Hakimoglu purchased 27,715 shares at an average price of $1.2195 per share.

●     On November 14, 2018, Ms. Hakimoglu purchased 15,033 shares at an average price of $1.22 per share.

●     On November 15, 2018, Ms. Hakimoglu purchased 43,691 shares at a price of $1.27 per share.

●     On November 19, 2018, Ms. Hakimoglu purchased 25,845 shares at a price of $1.27 per share.

●     On November 20, 2018, Ms. Hakimoglu purchased 5,129 shares at a price of $1.27 per share.

●     On November 23, 2018, Ms. Hakimoglu purchased 109 shares at a price of $1.27 per share.

●     On November 26, 2018, Ms. Hakimoglu purchased 62,078 shares at a price of $1.27 per share.

●     On November 27, 2018, Ms. Hakimoglu purchased 54,466 shares at a price of $1.27 per share.

●     On December 4, 2018, Ms. Hakimoglu purchased 300,363 shares at a price of $1.20 per share in the Rights Offering.

(d)        No person, other than Ms. Hakimoglu, has the power to direct the receipt of dividends on and the proceeds of sales on the shares of Common Stock beneficially owned by Ms. Hakimoglu.

(e)         Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Except as otherwise described herein, Ms. Hakimoglu does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to be Filed as Exhibits

Not applicable.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	December 6, 2018

/s/ Zeynep Hakimoglu
Zeynep Hakimoglu